Exhibit 12 (a)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES,

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Successor	Predecessor
	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
			Year Ended December 31,
			2006	2005	2004	2003
EARNINGS:
Income (loss) from continuing operations before extraordinary gain/(loss) and cumulative effect of changes in accounting principles	$(1,266)	$1,306	$2,501	$1,816	$672	$736
Add: Total federal income tax expense (benefit)	(675)	618	1,306	882	282	348
Fixed charges (see detail below)	717	393	387	668	651	665
Preferred dividends of subsidiaries	—	—	—	—	—	—

Total earnings (loss)	$(1,224)	$2,317	$4,194	$3,366	$1,605	$1,749

FIXED CHARGES:
Interest expense	$711	$369	$364	$633	$607	$616
Rentals representative of the interest factor	6	24	23	35	44	49

Fixed charges deducted from earnings	717	393	387	668	651	665
Preferred dividends of subsidiaries (pretax) (a)	—	—	—	—	—	—

Total fixed charges	717	393	387	668		665
Preference dividends of registrant (pretax) (a)	—	—	—	4	3	7

Fixed charges and preference dividends	$717	$393	$387	$672	$654	$672

RATIO OF EARNINGS TO FIXED CHARGES (b)	—	5.90	10.84	5.04	2.47	2.63

RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERENCE DIVIDENDS (b)	—	5.90	10.84	5.01	2.45	2.60

	Successor	Predecessor
	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007
EARNINGS:
Income (loss) from continuing operations	$(943)	$1,232
Add: Total federal income tax expense (benefit)	(493)	545
Fixed charges (see detail below)	2,197	371

Total earnings	$761	$2,148

FIXED CHARGES:
Interest expense	$2,177	$352
Rentals representative of the interest factor	20	19

Fixed charges deducted from earnings	2,197	371
Preferred dividends of subsidiaries (pretax) (a)	—	—

Total fixed charges	2,197	371
Preference dividends of registrant (pretax) (a)	—	—

Fixed charges and preference dividends	$2,197	$371

RATIO OF EARNINGS TO FIXED CHARGES (b)	—	5.79

RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERENCE DIVIDENDS (b)	—	5.79

(a)	Preferred/preference dividends multiplied by the ratio of pretax income to net income.
(b)	For the period from October 11, 2007 through December 31, 2007, fixed charges and combined fixed charges and preference dividends exceeded earnings by $1.941 billion. For the nine months ended September 30, 2008, fixed charges and combined fixed charges and preference dividends exceeded earnings by $1.436 billion.